

April 4, 2013

<u>Via E-mail</u>
Brent Bedford
Chief Executive Officer
Perpetual Industries Inc.
#110, 5-8720 Macleod Trail South
Calgary, Alberta,
Canada

> **Re: Perpetual Industries Inc.**
> **Registration Statement on Form S-1**
> **Filed March 8, 2013**
> **File No. 333-187134**

Dear Mr. Bedford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please include all required information in the prospectus. For example, rather than including information required in the prospectus in an exhibit to the registration statement, such as the financial statements, please include them in the prospectus. Refer to Securities Act Rule 10 and Schedule A.

Summary Information, page 7

3.   Please describe the relationship between your company and ETI Technology in the second paragraph. Also, please describe how ETI acquired the technology.

4.   We note your disclosure in the first two paragraphs on page 8 regarding your recruitment and orientation of highly qualified engineering and industrial design resources and administration and business development professionals. Since you disclose that you currently have two employees, please revise your disclosure in these paragraphs to identify the individuals who have the engineering and design resources in the XYO technology and the individuals who serve in the administration and business aspects of your company.

5.   In your disclosure in the first paragraph on page 9 where you describe your activities, please revise to balance your disclosure to describe your losses and accumulated deficit.

Share Issuances to U.S. Investors, page 25

6.   Please describe with specificity how you were able to determine that the sales of securities to U.S. investors were only made to "investors who were sophisticated enough to evaluate the risks of the investment" and how that determination complied with the requirements of Regulation D, Section 4(2) of the Securities Act or other available exemptions for sales of unregistered securities.

Operating Plan, page 35

7.   Please expand your disclosure about your agreement to develop an implementation of XYO in marine propellers with "another company" to identify the terms of the agreement in more detail, including parties, objectives and amounts.

ETI License Agreement, page 39

8.   We note your disclosure only describes the outstanding balance as of 7/31/2010. Please also provide balances as of recent date.

Results of Operations, page 53

9.   Please add discussion and analysis of your operating results for the periods presented.

Certain Relationships and Related Transactions, page 56

10.   Please disclose the basis upon which ETI Technologies is a related party. Refer to Item 404(a)(1) of Regulation S-K.

Reports to Shareholders, page 59

11.   Please clarify that if you elect not to file a registration statement on Form 8-A by July 31, 2013 you will not be required to file periodic or other reports with the SEC after you file your 10-K for the fiscal year ended July 31, 2013. Include appropriate risk factor disclosure.

Exhibits

12.   We note that you have redacted information from some of your exhibits, such as the information from Schedule A to the XYO Licensing Agreement. Please refile your exhibits with all information or submit a request for confidential treatment for any redactions you make to those exhibits.

Exhibit 20

Financial Statements

13.   Please revise to include updated financial statements and related disclosures in your filing as necessary to comply with Rule 8-08 of Regulation S-X.

Note 8 – Related Party Transactions and Commitments, page 18

14.   We note your disclosures here regarding the deferral of wages owed to your president. Please revise to disclose in greater detail the terms of this agreement, including the periods for which wages were deferred and the periods during which you are required to pay the deferred wages. In this regard, please also explain to us why the balance did not change from July 31, 2011 to July 31, 2012. In this regard, we note from page 59 that your president received a salary of $119,002 for the year ended July 31, 2012. Clarify whether such salary was subject to the deferred wages agreement you refer to here.

15.   Please reconcile the total related party expenses of $704,002 for the year ended July 31, 2012 disclosed on the statement of operations with your disclosures here. Please note this comment also applies to your interim financial statements.

Exhibit 23.1

16.   Prior to requesting effectiveness, please provide a currently dated and signed consent from your independent accountants with your next amendment as required by Item 601(b)(23)(i) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton at 202-551-3626 or Kevin Vaughn at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford, at 202-551-3637 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director

cc (via e-mail): Todd Feinstein, Esq.